Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Ordinary Shares, par value $0.0001 per share (2)	102,939,766	$4.60 (3)	$473,522,922	$43,885.58
Total				$43,885.58

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the registrant is also registering an indeterminate number of additional securities that may become issuable as a result of any stock dividend, stock split, recapitalization or other similar transaction.

(2)

Consists of (i) 102,552,795 Class A Ordinary Shares that we have issued or that we may, in our discretion, elect to issue and sell to the Selling Securityholder, from time to time after the date of the prospectus to which this Exhibit is attached, pursuant to an ordinary shares purchase agreement we entered into with the Selling Securityholder on March 22, 2022 (the “Purchase Agreement”) and (ii) 386,971 Commitment Shares that we issued to the Selling Securityholder pursuant to the Purchase Agreement in consideration of its commitment to purchase shares of Class A Ordinary Shares at our election under the Purchase Agreement.

(3)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act, based on the average of the high and low prices of the registrant’s common shares on April 14, 2022, as reported on The Nasdaq Stock Market (“Nasdaq”), which was $4.60 per share.